

Mail Stop 3720

November 16, 2006

Via U.S. Mail and Fax
Mr. Michael Van Handel
Executive Vice President and Chief Financial Officer
Manpower, Inc.
5301 North Ironwood Road
Milwaukee, WI 53217

      Re: Manpower, Inc.
               Form 10-K for the fiscal year ended December 31, 2005
               Filed February 28, 2006
               File No. 1-10686

Dear. Mr. Van Handel:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               /s/Larry Spirgel
               Assistant Director